James M. Prince  jprince@velaw.com
Tel +1.713.758.3710  Fax +1.713.615.5962

VIA EDGAR

February 19, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:                           Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015

File No. 1-10924

Dear Mr. Schwall:

On behalf of our client, Clayton Williams Energy, Inc. (“CWEI”), we previously acknowledged receipt of the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 15, 2015, relating to CWEI’s Form 10-K for the fiscal year ended December 31, 2014 (the “Comment Letter”) in a letter to the Staff on December 18, 2015.

Per our further telephonic discussions with you and members of the Staff on February 2, 2016, we explained that the proposed reporting and disclosure of 2015 year-end proved reserves by CWEI will be affected in large part by the outcome of ongoing financing negotiations. As a result, CWEI will be further delayed in furnishing its response to the Comment Letter.  Accordingly, we updated Mr. Brad Skinner of the Staff by telephone yesterday and, on behalf of the Company, requested a further extension of time to March 9, 2016 to respond to the Comment Letter so that CWEI management can devote appropriate time and resources to complete its negotiations and 2015 year-end reserve process and consider the Staff’s comments.  We are formalizing that request for extension by this letter.

Very truly yours,

/S/ JIM PRINCE

James. M. Prince

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